UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Affimed N.V.

(Name of Issuer)

Common shares, €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Kim David Lexner

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 81

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N01045108	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. SGR Sagittarius Holding AG (“SGR”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

8,894,437 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

8,894,437 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,894,437
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.56%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 292,480 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. AGUTH Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,924,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.63%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 30,126 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Harald Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,924,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.63%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,154 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons. Udo Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

8,924,563 shares, of which 30,126 shares are owned directly by AGUTH and 8,894,437 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,924,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.63%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,154 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	Page 6 of 7 Pages

Statement on Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014, as amended on February 17, 2015, as further amended on May 27, 2015, as further amended on October 16, 2015, and as further amended on December 17, 2015 (the “Original Schedule 13D”) on behalf of SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira and are filing this Amendment No. 5 together with SGR Sagittarius Holding AG and AGUTH Holding GmbH (collectively, “the Reporting Persons”). Except as set forth below, this Amendment No. 5 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 43,259,404 Common Shares outstanding as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 24, 2017 (Registration No. 333-207235).

(c) The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

CUSIP NO. N01045108	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

SGR Sagittarius Holding AG

By:	/s/ Bernd Kammerlander, /s/ Manuel Werder
Name:	Bernd Kammerlander, Manuel Werder
Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira
Name:	Udo Tschira
Title:	Director

/s/ Harald Tschira Harald Tschira

/s/ Udo Tschira Udo Tschira